Mail Stop 6010

July 10, 2007

Efrain Rivera
Bausch & Lomb Incorporated
Chief Financial Officer
One Bausch & Lomb Place
Rochester, New York 14604-2701

     RE: **Bausch & Lomb Incorporated**
            Form 10-K for the fiscal year ended December 31, 2006
            Filed April 25, 2007
            File No. 0001-04105

Dear Mr. Rivera:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant